ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

02042869

July 19, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUL 24 2002 WASH, D.C. 154 SECTION

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of June 18, 2002, enclosed please find copies of the following: (1) An ad-hoc announcement dated July 5, 2002 regarding significant new orders, (2) an ad-hoc announcement dated July 11, 2002 regarding significant new orders, (3) an invitation to the annual general meeting on July 11, 2002, and (4) FJA AG's 2001 Annual Report.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

JKG/ejm
Enclosure

7/29

DOCSNY1:863595.1
5-5 JG9

Press Release

AGM of FJA AG resolves to raise dividend to 0,60 Euro per share

- **Net income rises by 56% to 13.6 million Euro in 2001**
- ***Total output climbs by 34% to 112 million Euro***
- **Target figures for 2002 confirmed – positive trend in the first quarter**
- **New areas of business as growth drivers**

Munich, 11 July 2002 – The Annual General Meeting of the consulting and software firm FJA AG (security identification code 513010), which serves insurance companies and financial service providers, today resolved to pay a dividend of 0,60 Euro. In doing so it followed the recommendation of the Executive Board and the Supervisory Board to let the shareholders participate in the company's success for the 2001 fiscal year. With a large majority the shareholders also agreed to all other topics on the agenda, among these the authorisation to acquire own shares.

Target figures for 2001 exceeded

The company that has been listed at the Neuer Markt of the Frankfurt stock exchange since 21 February 2000 looks back upon a successful 2001 fiscal year. Net income after tax climbed by 56 per cent to 13.6 million Euro (2000: 8.7 million Euro). Total output rose by 34 per cent to 112.0 million Euro (2000: 83.4 million. Euro). The operating income (EBIT) was up 48 per cent to 20.6 million Euro (2000: 13.9 million Euro). Altogether the 2001 results were considerably above the target figures.

First quarter results well within plan

In the first quarter of the current fiscal year FJA was able to continue the positive trend. Compared with the prior-year period net income rose by 29 per cent to 3.4 million Euro. In revenues the company achieved 29.7 million in the first quarter. This is 22 per cent of the budgeted annual sales of 135 million Euro, and means that FJA is well within budget for the current fiscal year.

Target figures for the current fiscal year confirmed

For the 2002 fiscal year FJA confirmed its target figures. It is planned to raise performance and earnings by at least 20 per cent. Total output is to rise to 135 million Euro, EBIT to 25.4 million Euro and net income to 16.1 million Euro. As to the second quarter the Executive Board said that from today's point of view it was within budget as well. This further substantiated the forecast for the whole year.

New products and areas of business

In the area of private and company pension schemes FJA was able to further extend its position as market leader. In addition, a new standard software for administering subsidies to so-called Riester products was successfully added to the product range. Five clients for this software have already been announced, more will follow soon. Since the software can be used independently from the Life Factory ®, a new client base can be approached.

The strategy for the coming years is to strengthen the company's standard software segment further as well as to develop new lines of business. The focus continues to lie on the very successful standard software FJA Life Factory ®. Added to this are FJA Health Factory ®, a standard software for policy administration and claims management for health insurers as well as the Insurance Test Centre and migration. Migrations – i.e. the transfer of policy data from one DP-system to another – become necessary whenever a new policy administration software is installed or when insurance stocks are being merged in the context of take-overs or mergers of insurance companies. An increasing demand is also expected for software testing. Therefore the business area Insurance Test Centre is to be further expanded.

About FJA:

FJA is a leading consulting and software firm in the insurance sector, specialising in developing and implementing standard software for insurance companies and other financial service providers. FJA software supports the development, the administration as well as the sales of insurance products.

FJA was formed in 1980 as Prof. Dr. Feilmeier, Junker & Co., Institut für Wirtschafts- und Versicherungsmathematik GmbH in Munich. In 1999, it was renamed FJA AG. Since 21 February 2000 the company has been listed on the Neuer Markt of the Frankfurt Stock Exchange and has been admitted to the NEMAX50 with effect from 18 March 2002. The members of the Management Board are Prof. Dr. Manfred Feilmeier (CEO), Rainer W. G. Herbers (COO), Michael Junker (CRO), Dr. Thomas Meindl (CFO) and Dr. Rolf Schwaneberg (CHRO).

FJA AG employs almost 900 people at offices in Munich, Berlin, Hamburg, Cologne, Stuttgart, Zurich, Vienna, Maribor (Slovenia) and New York.

For further information please contact:

Martina Fassbender, FJA AG, Leonhard-Moll-Bogen 10, D-81373 Munich,
Phone +49 89 769 01 517, Fax +49 89 769 01 606, E-Mail martina.fassbender@fja.com

Ad-hoc Announcement

Versicherungskammer Bayern opts for FJA standard software

FJA AG (WKN 513010), the consultancy and software house for insurance companies and financial services providers, has received an order from Versicherungskammer Bayern (VKB) to deliver and implement the standard software Life Factory. The system will be used by VKB in the context of their function as national provider of a central administration system for company pensions schemes offered by the S-Finanzgruppe (the national network of savings banks, a leading German financial service provider). Moreover Life Factory will be employed for the policy administration of private customer of VKB. A letter of intent to this end has been signed and Release 3 has been delivered to the Versicherungskammer Bayern. The currently used client/server Release 3 of FJA Life Factory will be replaced by the thin-client-Release 4, which will be available by autumn 2002. A contract is to be signed shortly.

FJA Life Factory allows the administration of a varying number of clients. Apart from the planned administration of the entire existing stock of life insurance policies worth approx. 1.5 million contracts as well as the entire new business in the private customer segment, three pension funds with defined benefit plans with fixed contribution ("Pensionskasse") and two pension funds with mixed defined benefit / defined contribution plans ("Pensionsfonds") have already technically gone live.

Versicherungskammer Bayern is Germany's largest public insurance company and ranks among the Top Ten of German life insurance companies. The total order volume for FJA will be well within the double-digit figure range in million Euro.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D - 81373 Munich
Phone: + 49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fja.com
Website: http://www.fja.com

Munich, 09/07/2002

Ad-hoc Announcement

FJA AG acquires participation in INSIDERS Technologies

The FJA AG consulting and software company (Security Code Number 513010) for insurance and financial services providers acquires for the time being 35 per cent of INSIDERS Technologies GmbH, Kaiserslautern. The purchase price is less than 1 Mio. Euro. INSIDERS Technologies is a leading specialist for knowledge based data capture software with approx. 30 employees. INSIDERS Technologies' product range for automated data capture complements FJA's standard software for private and company pensions schemes as well as FJA's standard software for the administration of life and health insurance policies in an ideal way. In particular the administration of Riester subsidies as well as the management of claims in the health insurance sector can be automated almost completely and potential for rationalisation is opened up. INSIDERS Technologies' data capture products are being used by a number of well-known insurance companies and building societies.
FJA has the option to take over the majority in INSIDERS Technologies in two years time.

The segment Data Capture was initially founded by INSIDERS Wissensbasierte Systeme GmbH, a subsidiary of worldwide operating Kölnische Rückversicherungsgesellschaft AG (General Cologne Re). Later it was transferred to Ceyoniq AG, but recently repurchased including all rights by INSIDERS Wissensbasierte Systeme GmbH.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D - 81373 Munich
Phone: + 49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fja.com
Website: http://www.fja.com

Munich, 05/07/2002

INVITATION TO THE ANNUAL GENERAL MEETING FJA AG 11 JULY 2002

INVITATION / AGENDA

INVITATION

The shareholders of FJA AG are invited to attend the Annual General Meeting to be held on

Thursday, 11 July 2002 at 10.00 a.m.

in the Forum Hotel, Munich.

- German Security Identification Code 513010 -

AGENDA

1. **Presentation of the approved annual financial statements and consolidated financial statements and company and group management reports, together with the Supervisory Board's report for the 2001 fiscal year**

2. **Appropriation of net income for the 2001 fiscal year**

   The Executive Board and Supervisory Board recommend that the net income for the 2001 fiscal year of 9,462,797.78 Euro be appropriated as follows:

   a) Distribution to shareholders by payment of a dividend of 0.60 Euro per no-par share, i.e. a total sum of 4,590,000 Euro.

   b) Profit carry-forward of the residual amount of 4,872,797.78 Euro

3. **Discharge of members of the Executive Board**

   The Executive Board and Supervisory Board recommend that the members of the Executive Board be granted discharge for the 2001 fiscal year.

4. **Discharge of members of the Supervisory Board**

   The Executive Board and Supervisory Board recommend that the members of the Supervisory Board be granted discharge for the 2001 fiscal year.

5. **Appointment of an auditor for the 2002 fiscal year**

   The Supervisory Board recommends that Dipl.-Kfm. Jürgen Risse and, as his deputy, Dr. Uwe Walther, both of the firm Wachowiak, Risse, Dr. Walther, Causemann, Solingen/Munich, be appointed auditors for the 2002 fiscal year.

6. Authorisation to acquire own shares pursuant to § 71 Para. 1 No. 8 AktG (Stock Corporation Law)

The company's existing authority expires on 31 December 2002.

The Executive Board and Supervisory Board recommend the following resolutions:

1. The authority to acquire own shares, conferred by resolution of the AGM of 5 July 2001, is lifted.

2. The company is authorised, until 31 December 2003, to acquire own shares in the company for purposes other than trade in own shares. The amount payable for the acquisition of these shares - which may also, abiding by the principle of equal treatment of all shareholders, be bought off-the-floor - may not exceed or fall below by more than 5% of the mean of the share's prices in the closing auction in the Xetra trading system on the five trading days prior to the acquisition.

   The company is authorised to sell the own shares acquired under this or a previous authority by means other than via the stock exchange or by making an offer to all shareholders, in order to offer shares in the company for sale to individual shareholders or third parties, or to third parties in connection with a merger with companies or in connection with the acquisition of companies or participations in companies.

   Shareholders' subscription rights shall be excluded if the own shares acquired by the company are used to offer shares in the company for sale to individual shareholders or third parties or to third parties in connection with a merger with companies or in connection with the acquisition of companies or participations in companies.

   If the own shares are not being sold for the purpose of a merger with companies or the acquisition of companies or participations in companies against contribution in kind, the own shares may only be sold to individual shareholders or to third parties at a price that is not significantly below the market price of shares in the company with the same terms of issue at the time of the sale.

   The Executive Board is authorised to withdraw from circulation all or some of the own shares in the company acquired under the above authority, without the need for a separate resolution by the AGM.

   The authority may be exercised once or on several occasions, in full or in part. It is limited to the acquisition of own shares in the company representing up to 10% in total of the company's share capital.

Comments of the Executive Board on Agenda Item 6 pursuant to § 71 para. 1 No. 8 AktG in conjunction with § 186 para. 4 sentence 2 AktG

When acquiring own shares, the principle of the equal treatment of shareholders must be observed. The proposed resolution takes account of this principle. The resolution expressly provides that the principle of the equal treatment of all shareholders must be observed when acquiring shares. Shares may be acquired via the stock exchange or off-the-floor, for instance by means of a public offer to all shareholders. For each acquisition, the resolution stipulates the maximum or minimum consideration the company may pay for the shares to be acquired.

The Executive Board decides on the appropriation of the shares acquired. They may not be used for the purposes of trade in own shares. The authority is aimed at enabling the company to react flexibly to business needs at any given time, in the company's interests and to protect shareholders' interests. Hence the company may re-sell the own shares via the stock exchange or by means of a public offer. However, the company should also be able to offer the acquired shares for sale to individual third parties or shareholders outside the stock exchange. This is in order, for instance, that shares may be offered for sale to institutional investors in Germany and abroad or that own shares may be used as payment for the acquisition of companies or participations in companies, as an acquisition currency.

In the event that the company sells acquired own shares to individual shareholders or third parties against contribution in kind, other than for the purpose of acquiring companies or participations in companies, pursuant to § 186 Para. 3 Sentence 4 AktG the shares may only be sold at a price that is not significantly below the market price of the share with the same terms of issue at the time of sale. This reduces any dilution of the share price.

The authority makes it clear that the Executive Board also decides on the appropriation of shares in the company acquired under a previous authority. The Executive Board is also authorised to withdraw all or some of the acquired own shares, without the need for a separate resolution by the AGM, with the effect of reducing the company's share capital.

7. Resolution on the abolition of the existing approved capitals I and II and the creation of a new approved capital

The Executive Board and Supervisory Board recommend that the following resolution be passed:

1. The resolution adopted on 17 January 2000, to authorise the Executive Board to increase the company's share capital, for a period of five years following entry of § 5 Para. 2 of the Articles of Association in the Commercial Register and with the consent of the Supervisory Board, in one or more transactions by up to a total of 2,000,000 Euro by issuing new bearer no-par shares against contributions in cash (approved capital I), is lifted, provided the Executive Board has not yet exercised said authority.

2. The resolution adopted on 17 January 2000, to authorise the Executive Board to increase the company's share capital, for a period of five years following entry of § 5 Para. 3 of the Articles of Association in the Commercial Register and with the consent of the Supervisory Board, in one or more transactions by up to a total of 1.037.600 Euro, by issuing new bearer no-par shares against contributions in cash or in kind (approved capital II), is lifted, provided the Executive Board has not yet exercised the authority.

3. § 5 Para. 2 and 3 of the Articles of Association (Capital) are deleted.

4. The Executive Board is authorised, with the consent of the Supervisory Board and for a period of five years following entry of this authority in the Commercial Register relevant to the company, to increase the company's share capital in one or more transactions by a total of up to 3,825,000 Euro nominal, by issuing new bearer no-par shares against contributions in cash and/or in kind, with dividend entitlement from the start of the fiscal year running at the time of issue (Approved Capital). The Executive Board is authorised, in each case with the approval of the Supervisory Board, to exclude shareholders' statutory sub scription rights in order to issue the new shares against contributions in kind, especially for the purpose of acquiring companies or participations in companies. The Executive Board is further authorised, with the approval of the Supervisory Board, to exclude shareholders' subscription rights in order to increase the company's share capital in one or more transactions by a total of up to 765,000 Euro nominal, by issuing new no-par shares against contributions in cash at an issue price that is not significantly less than the market price of the shares of the entire company at the time the issue price is set by the Executive Board. If the Executive Board does not exercise the aforesaid authorities to exclude subscription rights, shareholders' subscriptions rights may only be excluded for residual amounts. The Executive Board is authorised, with the approval of the Supervisory Board, to stipulate the additional details of the capital increase and its execution.

5. § 5 Para. 2 of the Articles of Association (Share Capital) is revised as follows:

"The Executive Board is authorised, with the consent of the Supervisory Board and for a period of five years from the time of entry of this § 5 Para. 2 in the company's Commercial Register, to increase the company's share capital once or on several occasions by up to a total of 3,825,000 Euro nominal, by issuing new bearer no-par shares against contributions in cash and/or in kind, with dividend entitlement from the start of the fiscal year running at the time of issue (Approved Capital). The Executive Board is authorised, in each case with the consent of the Supervisory Board, to exclude shareholders' statutory subscription rights in order to issue the new shares against contributions in kind, especially for the purposes of acquiring companies or participations in companies. The Executive Board is further entitled, with the consent of the Supervisory Board, to exclude shareholders' subscription rights in order to increase the company's share capital once or on several occasions by up to a total of 765,000 Euro nominal, by issuing new no-par shares against contributions in cash at an issue price that is not significantly less than the market price of the entire company's shares at the time the issue price is set by the Executive Board. If the Executive Board does not exercise the aforesaid authorities to exclude subscription rights, the shareholders' subscription rights may only be excluded for residual amounts. The Executive Board is authorised, with the consent of the Supervisory Board, to stipulate further details of the capital increase and its execution."

Executive Board's comments on Agenda Item 7 pursuant to § 186 Para. 4 Sentence 2, § 203 Para. 2 Sentence 2 AktG

In Agenda Item 7, the Executive Board and Supervisory Board have proposed to the AGM that a resolution be passed to abolish the approved capitals I and II and create a new approved capital in the total amount of 3,825,000 Euro. This is in order to authorise the Executive Board, with the consent of the Supervisory Board, to exclude shareholders' subscription rights in order to issue the new shares against contributions in kind, especially for the purpose of acquiring companies or participations in companies. The Executive Board will also be entitled, with the consent of the Supervisory Board, to exclude shareholders' subscription rights in order to increase the company's share capital on one or several occasions by up to a total of 765,000 Euro nominal, by issuing new no-par shares against contributions in cash, at an issue price that is not significantly less than the market price of the entire company's shares at the time the issue price is set by the Executive Board.

The purpose of this recommendation is to combine the existing approved capitals.

The amendment should enable the Executive Board to react flexibly to market conditions. In order to achieve this aim, the Executive Board must have the option, with the approval of the Supervisory Board, of excluding shareholders' subscription rights if the shares are to be issued against contributions in kind. In particular, this is relevant for the purpose of acquiring participations in other companies, which creates a certain capital requirement. Hence the capital increase is intended to enable the company, in appropriate individual cases, to acquire participations in companies or companies or shares in companies or other contributions in kind against remittance of shares in the company. The option, in individual cases, of paying for the acquisition of a participation or another contribution in kind by issuing shares in the company to the vendor enables the company to expand and/or complement its area of activity without putting pressure on its liquidity. The company thus has a way of taking advantage of potential acquisition opportunities with the aid of flexible financing options. The authority extends to both the acquisition of participations as part of share deals, i.e. by acquiring shares in a company, and acquisition in the form of asset deals, i.e. the takeover of a company or part of a company by acquiring decisive assets, rights, contractual positions and similar in that company, as well as the acquisition of other contributions in kind.

In each individual case, the Executive Board will consider carefully whether it is necessary to use this instrument and whether the value of the new shares is in reasonable proportion to the value of the contribution in kind to be acquired, before obtaining the Supervisory Board's consent to a capital increase. It is necessary in such cases to grant the option of excluding shareholders' subscription rights by creating an approved capital because not only is it expensive to convene the AGM to decide on a corresponding, concrete case, it is often not possible to convene an AGM due to time constraints.

Furthermore, the Executive Board is to be authorised, with the approval of the Supervisory Board, to exclude shareholders' subscription rights in order to

increase the company's share capital in one or more transactions by a total of up to 765.000 Euro nominal by issuing new no-par shares against contributions in cash, at an issue price that is not significantly less than the market price of the entire company's shares at the time the issue amount is set by the Executive Board. This proposal is based on § 186 Para. 3 Sentence 4 AktG, according to which it is permissible to exclude subscription rights if the capital increase against cash contributions does not exceed 10% of the capital and the issue amount is not significantly less than the market price.

The company's Executive Board and Supervisory Board have also proposed to the AGM that, if applicable, residual amounts be excluded from shareholders' subscription rights. This is motivated by technical considerations; unless it has this authority, the Executive Board may not be able, in individual cases, to restore a balanced subscription ratio.

ATTENDANCE

Shareholders who deposit their shares with the company or one of the depositories listed below by

5 July 2002

at the latest, and leave them there until the close of the AGM, are entitled to attend the AGM and to exercise their voting right. Shares shall also be deemed to have been duly deposited if, with the agreement of a depository, they are held for the depository in a blocked account at a bank until the close of the AGM. The company draws your attention to the fact that the voting right may also be exercised by an authorised agent, especially a bank or an association of shareholders.

The depositories are:

- DZ BANK Deutsche Zentral-Genossenschaftsbank AG
- Baden-Württembergische Bank Aktiengesellschaft
- Bayerische Hypo- und Vereinsbank Aktiengesellschaft

The shares may also be deposited until the stated date with a German notary or a securities clearing and depositing bank against issue of a certificate. In this event, shareholders or their agents are required simply to present the certificate at the AGM.

FJA AG
The Executive Board

May 2002

FJA AG
Leonhard-Moll-Bogen 10
D-81373 Munich
Phone: +49 89 76901-0
Fax.: +49 89 7698813

Internet: www.fja.com

E-Mail: investor.relations@fja.com